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                                  EXHIBIT 2.2


                 AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

         Amendment No.2, dated as of May 5, 2003 (this "Amendment") to the Agreement and Plan of Merger entered into as of December 23, 2002, and as amended by that certain Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2003 [collectively, the "Agreement"] by and among MTR Gaming Group, Inc., a Delaware corporation ("Parent"), Racing Acquisition, Inc., an Ohio corporation and wholly owned subsidiary of Parent ("Merger Subsidiary"), and Scioto Downs, Inc., an Ohio corporation (the "Company"). Parent, Merger Subsidiary and the Company are referred to collectively herein as (the "Parties").

                                    RECITALS

         WHEREAS, upon the expiration of the Due Diligence Period, the Parent elected, subject to the terms and conditions of the Agreement, to proceed with the contemplated acquisition of the Company.

         WHEREAS, contemporaneously with the execution of the Agreement, the Parent advanced to the Company the sum of One Million Dollars ($1,000,000.00) [the "Improvement Amount"] which was intended to provide the Company with sufficient funds for the payment of accrued indebtedness, general operating expenses, and capital expenditures prior to the consummation of the acquisition by the Parent of the Company pursuant to the terms and conditions of the Agreement (the "Acquisition").

         WHEREAS, Owner has continued to experience operating losses and negative cash flow and, as a result, requires additional funds prior to the consummation of the Acquisition for the payment of general operating expenses and capital expenditures.

         WHEREAS, Parent has agreed to extend additional amounts to the Company, in an aggregate principal amount of up to One Million Dollars ($1,000,000.00) [the "Loan"], pursuant to the terms and conditions set forth in a Loan Agreement, Promissory Note and Mortgage of even date herewith.

         WHEREAS, in consideration for the Loan, and on account of Parent's extensive experience in the racing, simulcasting, gaming and food service businesses, the Company has entered into a Management Agreement, of even date herewith, pursuant to which the Parent will manage the business operations of the Company, subject to the approval of the Ohio Racing Commission, if required.

         WHEREAS, as described herein, the Parties would like to make certain clarifying and substantive amendments to the Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements as set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, hereby agree as follows:

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1.       Incorporation. The recitals set forth above are incorporated herein as though more fully set forth. And, unless otherwise provided, all defined terms shall have the meaning ascribed in the Agreement.

2. Substitution of Section 1.08. Section 1.08 of the Agreement is hereby replaced and superceded by the following:

                  "The closing of the transactions contemplated by this Agreement ("Closing") shall take place at such place as shall be agreed upon by the Parties commencing at 9:00 a.m. local time within fifteen
         (15) days after the approval of the Agreement and Plan of Merger and the merger by the shareholders of the Company provided that all conditions to the obligations of the Parties to consummate the transactions contemplated hereby and the closing conditions set forth in Article VI of this agreement (in each case other than conditions with respect to actions the Parties will take at the closing) have been satisfied or waived and all required approvals have been received (the "Closing Date")."

3. Assignability of Contingent Consideration. The right to receive Contingent Consideration may not be sold, transferred, pledged or assigned other than by will or the laws of descent and estate. Section 2 of this Amendment is a clarification of the Agreement and not a substantive change.

4. Substitution of Section 5.12. As a clarification of the Agreement and not as a substantive change, Section 5.12 of the Agreement is hereby replaced and superceded by the following:

         "Section 5.12. Track Business Contingent Earnout Payment. Track Business Contingent Earnout Payment shall mean, for each of ten (10) calendar years beginning on January 1 of the year next following the year in which the Triggering Event (as defined below) occurs (the "Contingent Payment Period"), an amount equal to ten percent (10%) of the amount by which EBITDA (defined below) for the Company for each calendar year of the Contingent Payment Period exceeds the annual EBITDA average for the Company for the three (3) fiscal years ending October 31, 2000, 2001 and 2002 (the "Track Base"), provided, however, that the Track Business Contingent Earnout Payment shall not be less than $2,000,000 annually, and provided further that if less than all the shares of Exchange Stock are delivered to the Disbursing Agent subject to the election to receive the Contingent Consideration under
         Section 1.04(b) of this Agreement, then the Track Business Contingent Earnout Payment and such $2,000,000 amount shall be reduced by a pro rated amount, which amount shall equal (x) 100% less (y) the percentage of the Exchange Shares designated in all Notices of Election to receive the Contingent Consideration. Not later than ten (10) business days after EBITDA, and thus the amount of Track Business Contingent Earnout Payment due for a particular calendar year, has been established, Parent will deposit the Track Business Contingent Earnout Payment for that year with the Disbursing Agent in cash or other immediately available funds in trust for the benefit of the persons who held shares of Common Stock in the Company as of the Record Date and elected to receive the Adjusted Merger Consideration. The Disbursement Agent will disburse the Track Business Contingent Earnout Payment to those persons who were record owners of the Company's Common Stock as of the Record Date (each a "Prior Holder") and elected to

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         receive the Contingent Consideration as follows: with respect to each
         Exchange Share for which the Prior Holder elected the Contingent Consideration, the Prior Holder will receive a fraction of the Track Business Contingent Earnout Payment in which the numerator is 1 and the denominator is the total number of Exchange Shares for which all Prior Holders elected the Contingent Consideration. Unless and until there has been a Triggering Event, Parent shall have no obligations and no person shall have any rights with respect to a Track Business Contingent Earnout Payment. For purposes of this Agreement, Triggering Event shall mean (i) state or federal legislation shall have been enacted that permits the Company to operate enhanced forms of gaming not permitted by law as of the Effective Date, exclusive of parimutuel or internet wagering, at Scioto Downs; and (ii) the Company shall have in fact commenced operating such enhanced forms of gaming at Scioto Downs. For purposes of the Track Business Contingent Payments described above, the term "EBITDA" will mean, for any period, the Company's earnings before interest, taxes, depreciation and amortization as determined by Parent's independent auditors, whose determination shall be final, absent manifest error. For purposes of establishing the Track Base, EBITDA will mean, for any period, the Company's earnings before interest, taxes, depreciation and amortization as determined by the Company's independent auditors, whose determination shall be final, absent manifest error. Notwithstanding anything in this Agreement to the contrary, no person shall have any right to any portion of a Track Business Contingent Earnout Payment to the extent prohibited by applicable law, including but not limited to the Racing Laws. In the event a governmental authority determines that receipt of a portion of a Track Business Contingent Earnout Payment is prohibited, absent receipt of a license issued by such governmental authority, then for a period of one (1) year from the date of such determination (the "Licensing Period"), the Disbursement Agent will continue to hold the Track Business Contingent Earnout Payment in trust. During the Licensing Period, any Prior Holder who obtains all necessary governmental approvals to receive a portion of a Track Business Contingent Earnout Payment (each an "Eligible Prior Holder") shall receive such Eligible Prior Holder's allocable share of the Track Business Contingent Earnout Payment (calculated as set forth above) promptly upon providing to the Disbursing Agent evidence of such approvals in a form reasonably satisfactory to Parent. Upon the expiration of the Licensing Period, Parent shall be entitled to require the Disbursing Agent to deliver to it any funds that had been made available to the Disbursing Agent and not disbursed to Prior Holders (including, without limitation, all interest and other income received by the Disbursing Agent in respect of all such funds). Upon expiration of the Licensing Period, Parent shall deposit with the Disbursing Agent in trust for the benefit of any Prior Holder who, during the Licensing Period shall not have become an Eligible Prior Holder (each an "Ineligible Prior Holder") in cash or other immediately available funds an amount equal to $15.00 per share of the Company's Common Stock owned by such Ineligible Prior Holder as of the Effective Date (the "Alternative Payment"). Upon disbursement of the Alternative Payment by the Disbursing Agent, an Ineligible Prior Holder shall have no further rights pursuant to Section 1.04(b) of this Agreement."

5. Break Up Fee. The Company agrees to pay Parent a fee equal to One Million Nine Hundred Thousand Dollars ($1,900,000.00) within two business days of the termination of this Agreement if:

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         (a) the Parent terminates the Agreement pursuant to clause (v) of
         Section 7.01; or

         (b) the Agreement is terminated for any reason at a time in which Parent was not in material breach of its representations, warranties, covenants and agreements contained in the Agreement and was entitled to terminate this Agreement pursuant to clause (iv) or (vi) of Section 7.01; provided that, in the event of the foregoing: (A) prior to the time of the Special Meeting, a proposal by a third party relating to an Acquisition Transaction had been publicly proposed or publicly announced; and (B) on or prior to the 12th month anniversary of the termination of this Agreement, the Company or any of its subsidiaries or affiliates enters into an agreement or letter of intent (or resolves or announces an intention to do so) with respect to an Acquisition Transaction involving a person, entity or group if such person, entity or group (or any member of such group, or any affiliate of any of the foregoing) made a proposal with respect to an Acquisition Transaction on or after the date hereof and prior to the Special Meeting and such Acquisition Transaction is consummated.

6. Entire Agreement. Except as expressly amended or modified by the terms of this Amendment, the Agreement shall remain unmodified and in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment, or have caused this Amendment to be duly executed with legal and binding effect by their respective authorized officers, in their individual capacity, as of the date first written above.

                               SCIOTO DOWNS, INC.

                           By: _______________________________
                         Name: Edward T. Ryan
                        Title: President

                               MTR GAMING GROUP, INC.

                           By: _______________________________
                         Name: Edson R. Arneault
                        Title: President and Chief Executive Officer

                               RACING ACQUISITION, INC.

                           By: _______________________________
                         Name: Edson R. Arneault
                        Title: President

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